FORESIDE FUND SERVICES, LLC

3 Canal Plaza, Suite 100, Portland, Maine 04101

July 18, 2014

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Shares ETF Trust
File Nos.: 333-150525 and 811-22201

Ladies and Gentlemen:

Direxion Shares ETF Trust

REQUEST FOR ACCELERATION.

As the principal underwriter for the following series:

Direxion Daily Mid Cap Bull 2X Shares (MDLL)

Direxion Daily Small Cap Bull 2X Shares (SMLL)

Direxion Daily 7-10 Year Treasury Bull 2X Shares (SYTL)

Direxion Daily 20+ Year Treasury Bull 2X Shares (TYTL)

Direxion Daily Mid Cap Bear 2X Shares (MDSS)

Direxion Daily Small Cap Bear 2X Shares (SMSS)

Direxion Daily 7-10 Year Treasury Bear 2X Shares (SYTS)

Direxion Daily 20+ Year Treasury Bear 2X Shares (TYTS)

each a series of the Direxion Shares ETF Trust, the undersigned hereby requests, pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), that effectiveness under the 1933 Act of post-effective amendment No. 111 to the Direxion Shares ETF Trust’s registration statement on Form N-1A be accelerated to July 21, 2014. The undersigned is aware of its obligations under the 1933 Act.

Very truly yours, FORESIDE FUND SERVICES, LLC

/s/ Nanette K. Chern
Nanette K. Chern Vice President